CORRESPONDENCE

                                                                 James Vandeberg
                                                          JVANDEBERG@OTTOLAW.COM
                                                                    206-262-9545

                                January 11, 2006

VIA OVERNIGHT DELIVERY AND EDGAR
--------------------------------

Charito A. Mittelman, Esq.
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
MAIL STOP 4561

RE:  ASAP SHOW, INC. (THE "COMPANY")
     AMENDMENT 2 TO REGISTRATION STATEMENT ON FORM 10 SB

         FILE NUMBER 0-51554Dear Ms. Mittelman: This is in response to the staff's comment letter of December 27, 2005 regarding Amendment 1 to the Registration Statement on Form 10 SB filed on behalf of ASAP Show, Inc. (the "Company") on December 8, 2005.

         Enclosed please find one copy of (i) amendment 2 to the Registration Statement filed on EDGAR on January 11, 2006 and (ii) two copies of the marked version of such Registration Statement.

         The responses set forth below refer to the marked version of the Registration Statement filed herewith and are numbered to correspond to each of your comments.

Revenue Model, page 9
---------------------

     1. In your response to previous comment 17, it is unclear how the figures in the second and third paragraphs following the table reflect the estimates in the table relating to the "Three Buying Trips" and the Two Material World Shows" For example, it appears that the total gross revenues figures in the table as compared to the totals disclosed in the paragraphs are inconsistent. Please advise further.

          Comment complied with. See additional disclosure on page 8 of the Form 10 SB. For the China Buying Trip, the calculation would be: $1,600 x 4 ($1,600 for each buyer and

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

          $1,600 for each city - 3 cities) x 125 buyers for $800,000. For the other buying trip, the calculation would be $1,600 x 4 x 30 for $192,000 which is rounded up to $200,000.

     2. In addition, please disclose the basis for management's estimate that the number of buyers participating in the China Buying Trips will increase from 80 to 125 in 2006 and the number of buyers for the Pakistan/Bangladesh trip will increase from 12 to 20.

          Comment complied with. See additional disclosure on page 8 of the Form 10 SB.

Competition, page 10
--------------------

     3. In your response to previous comment 20, please tell us the basis for your statement that your management team has a combined history of 100 years experience in international apparel.

          In response to this comment, the following members of the board of directors and management of the Company have the indicated years of experience in the retail and international apparel trade industries:

          Frank Yuan - Chairman and Chief Executive Officer - 21 years

          James Vandeberg - Director - 20 years

          Charles Rice - Director - 35 years

          Deborah Shamaley - Director - 20 years

          Norbert Yuan - Vice President of the Company - 20 years

RISK FACTORS

We are Subject to Government Regulations...page 11
--------------------------------------------------

     4. Previous comment 24 sought revisions that would present risks associated with U.S. governmental regulations, such as the imposition of tariffs and quotas on imports, and the risks associated with other governments, such as those now discussed in the added text, in independent risk factors. Please add a separate risk factor related to the U.S. imposed regulations that could materially impact your business.

          Comment complied with. See revised disclosure on page 10 of the Form 10 SB.

     5. Please also expand your discussion related to the WTO bilateral agreements with China to disclose the percentage of revenue accrued from your business with China so that investors can better evaluate the impact on your business.

          Comment complied with. See additional disclosure on page 11 of the Form 10 SB.

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

We are Dependent On Our Foreign Alliances.  page 12
---------------------------------------------------

     6. Please revise the risk factor heading to describe more fully the risk described in the text. For example, the added disclosure highlights your dependence on foreign manufacturers and their governments who subsidize fees for domestic exporters. This level of detail should be reflected in the risk factor heading.

          Comment complied with. See revised disclosure on page 11 of the Form 10 SB.

     7. We note your response to previous comment 30. Please disaggregate the discussion on the political and economic risks mentioned in the last three sentences so that it appears under a separate risk factor heading.

     Comment complied with. See revised disclosure on pages 11 and 12 of the Form 10 SB.

Management's Discussion and Analysis
------------------------------------

Critical Accounting Policies
----------------------------

Revenue Recognition, page 18
----------------------------

     8. We note in your discussion of revenue recognition, due to the Company not bearing credit risk on all transactions, the Company records a portion of their revenue on a net basis. We also note on page 13 of the MD&A and page 35 of the Notes to the Financial Statements, you state that the Company acted as a principal for all product transactions in 2005, and only in 2004 did the Company serve as an agent in these transactions. Please clarify your disclosures in the MD&A and Notes to the Financial Statements as necessary, as it implies on page 18 that some transaction revenue is still being accounted for on a net basis.

          Comment complied with. See revised disclosure on pages 18 and 19 of the Form 10 SB.

Liquidity and Capital Resources, page 20
----------------------------------------

     9. We note your response to previous comment 38. Please clarify that the line-of-credit from Frank Yuan and his wife provides for borrowings of (U.S.) $800,000 as disclosed in Exhibit 10.3 and on page 26. As a related matter, it appears from exhibit 10.3 that the line-of-credit expires in September of 2006 rather than in February of 2006. Please advise or revise.

          Comment complied with. See revised disclosure on page 18 of the Form 10 SB.

Please contact the undersigned with any further comments.

                                   Sincerely,

                                   The Otto Law Group, PLLC

                                   /s/ James Vandeberg
                                   --------------------
                                   James Vandeberg

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